

May 14, 2015

Jennifer Xinzhe Li
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
The People's Republic of China

> **Re:** **Baidu, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed March 27, 2015**
> **File No. 000-51469**

Dear Ms. Li:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 84

1.	In your letter dated June 3, 2014, you indicated that you would disclose the number of daily active users of Baidu mobile search or other relevant metrics in future Form 20-F filings; however, such disclosure does not appear to have been included in your 2014 Form 20-F. In your fourth quarter 2014 earnings call, you disclose monthly active mobile search users and the percentage increase in daily mobile searches per user. We further note your disclosures on page 7 that a decline in traffic could weaken your brand and result in loss of users and customers, which would have a material and adverse effect on your results of operations. Please describe for us the metrics management uses to monitor traffic and user base, including any delineations between PC and mobile, and tell us what consideration was given to disclosing traffic and/or user metrics in your Form 20-F filings. We refer you to Section III.B of SEC Release 33-8350.

2.   We note your disclosure on page 16 that you rely on Baidu Union members for a significant portion of your revenues and on page 42 that traffic and revenues contributed by Baidu Union members increased in 2014. We further note that traffic acquisition costs as a percentage of revenues increased in 2014 compared to 2013. Please tell us what consideration was given to separately quantifying the amount or percentage of revenues attributable to arrangements with Baidu Union members, as well as any differences in operating margins for revenues earned through Baidu properties compared to revenues earned through Union members. If there are any trends in the proportion of revenues earned through Baidu properties compared to Union members, tell us what consideration was given to discussing such trends and any impact on results. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

3.   You disclose that the increase in the average revenue per customer in 2014 was primarily attributable to the increase in the number of paid clicks and the higher price per click. In your fourth quarter 2014 earnings call, management indicates that key monetization metrics, the number of paid clicks, click-through rates, cost per click, and CPM, continue to trend nicely year on year. On page 85 you disclose the increase in paid clicks but do not disclose the increase in price per click. Please tell us what consideration was given to disclosing the percentage fluctuation in price per click and other monetization metrics, as well as discussing the underlying reasons for fluctuations. In light of the increase in mobile traffic and revenues, tell us what consideration was given to discussing the impact on average price per click and other monetization metrics, clarifying whether you separately monitor such monetization metrics for mobile. Please refer to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

4.   We note that the company generates revenues related to time-based display advertisements and other performance-based marketing services. Please tell us the amount of revenues attributed to these other online marketing revenue streams for the periods presented. Tell us what consideration was given to separately disclosing such amounts, if material, as well as including any related metrics management uses in evaluating such revenue streams. We refer you to Item 5.A of Form 20-F and Part III.B of SEC Release 33-8350.

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 124

5.   You disclose that management evaluated the effectiveness of your internal control over financial reporting based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Please tell us and in future Forms 20-F disclose the specific COSO framework, 1992 or 2013, management used to evaluate internal control over financial reporting. Refer to Item 15(b)(2) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant